Exhibit 99.1

COSTAMARE INC. REPORTS RESULTS FOR THE FIRST QUARTER ENDED MARCH 31, 2016

Monaco, April 20, 2016 – Costamare Inc. ("Costamare" or the "Company") (NYSE: CMRE) today reported unaudited financial results for the first quarter ended March 31, 2016.
•	Voyage revenues adjusted on a cash basis of $119.8 million for the three months ended March 31, 2016
•	Adjusted EBITDA of $85.3 million for the three months ended March 31, 2016.
•	Adjusted Net income available to common stockholders of $34.3 million or $0.45 per share for the three months ended March 31, 2016.
See "Financial Summary" and "Non-GAAP Measures" below for additional detail.

Dividend Announcements

•	On April 1, 2016, we declared a dividend for the first quarter ended March 31, 2016, of $0.29 per share on our common stock, payable on May 4, 2016, to stockholders of record on April 19, 2016.

•	On April 1, 2016, we declared a dividend of $0.476563 per share on our Series B Preferred Stock, a dividend of $0.531250 per share on our Series C Preferred Stock and a dividend of $0.546875 per share on our Series D Preferred Stock which were all paid on April 15, 2016 to holders of record on April 14, 2016.

•	To date, we have declared dividends in 22 consecutive quarters. Over the past five years, we have increased the dividend 16%.

New Business Developments

•	In January 2016, we entered into an agreement to extend the repayment schedule of the Alpha credit facility from December 2017 to December 2020. The Alpha credit facility is secured by the 1997 and 1996 built, 7,403 TEU containerships Maersk Kawasaki and Maersk Kure and had an outstanding balance of $66 million as of March 31, 2016.

•	The Company entered into the following charter arrangements:

o	Agreed to extend the charters of the MSC Reunion, MSC Namibia II and MSC Sierra II, the 2,000 TEU containerships, built in 1992, 1991 and 1991, respectively, with MSC for a period of minimum 11 and maximum 13 months starting from August 27, 2016, August 2, 2016 and July 1, 2016, respectively, at a daily rate of $6,800.
o	Agreed to extend the charter of the 1995-built, 1,162 TEU containership Zagora with MSC for a period of minimum 12 and maximum 14 months starting from June 1, 2016 at a daily rate of $6,200.
o	Agreed to extend the charter of the 1991-built, 3,351 TEU containership Karmen with Evergreen for a period of minimum 4 and maximum 9 months starting from February 27, 2016 at a daily rate of $6,500.

o	Agreed to extend the charter of the 1998-built, 1,645 TEU containership Padma with Yang Ming for a period of minimum 4 and maximum 10 months starting from April 26, 2016 at a daily rate of $7,250.
o	Agreed to charter the 1998-built, 3,842 TEU containership Itea with Hapa-Lloyd for a period of minimum 4 weeks and maximum 6 months starting from April 20, 2016 at a daily rate of $6,250.
o	Agreed to charter the 2000-built, 2,474 TEU containership Areopolis with Evergreen for a period of minimum 3 and maximum 8 months starting from March 31, 2016 at a daily rate of $5,950.

Mr. Gregory Zikos, Chief Financial Officer of Costamare Inc., commented:

"During the first quarter the Company delivered solid results.

In a challenging market environment we keep employing our vessels, having chartered in total nine ships opening during the first three months of the year.

On the market, charter rates and asset values are at historically low levels as a result of weak demand.

We believe that today's environment provides attractive opportunities and the potential to increase our shareholders' returns."

Financial Summary

	Three-month period ended March 31,
(Expressed in thousands of U.S. dollars, except share and per share data):	2015	2016

Voyage revenue	$120,850	$120,274
Accrued charter revenue (1)	$627	$(452)
Voyage revenue adjusted on a cash basis (2)	$121,477	$119,822

Adjusted EBITDA (3)	$86,035	$85,274

Adjusted Net Income available to common stockholders (3)	$28,629	$34,307
Weighted Average number of shares	74,801,662	75,400,044
Adjusted Earnings per share (3)	$0.38	$0.45

EBITDA (3)	$81,908	$81,994
Net Income	$26,284	$34,996
Net Income available to common stockholders	$23,274	$29,789
Weighted Average number of shares	74,801,662	75,400,044
Earnings per share	$0.31	$0.40

(1) Accrued charter revenue represents the difference between cash received during the period and revenue recognized on a straight-line basis.  In the early years of a charter with escalating charter rates, voyage revenue will exceed cash received during the period and during the last years of such charter cash received will exceed revenue recognized on a straight line basis.
(2) Voyage revenue adjusted on a cash basis represents Voyage revenue after adjusting for non-cash "Accrued charter revenue" recorded under charters with escalating charter rates. However, Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. generally accepted accounting principles ("GAAP"). We believe that the presentation of Voyage revenue adjusted on a cash basis is useful to investors because it presents the charter revenue for the relevant period based on the then current daily charter rates.  The increases or decreases in daily charter rates under our charter party agreements are described in the notes to the "Fleet List" below.
(3) Adjusted net income available to common stockholders, adjusted earnings per share, EBITDA and adjusted EBITDA are non-GAAP measures. Refer to the reconciliation of net income to adjusted net income and net income available to common stockholders to EBITDA and adjusted EBITDA below.

Non-GAAP Measures

The Company reports its financial results in accordance with U.S. GAAP. However, management believes that certain non-GAAP financial measures used in managing the business may provide users of these financial measures additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company's performance. The tables below set out supplemental financial data and corresponding reconciliations to GAAP financial measures for the three-month periods ended March 31, 2016 and 2015. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, voyage revenue or net income as determined in accordance with GAAP. Non-GAAP financial measures include (i) Voyage revenue adjusted on a cash basis (reconciled above), (ii) Adjusted Net Income available to common stockholders, (iii) Adjusted Earnings per share, (iv) EBITDA and (v) Adjusted EBITDA.

Reconciliation of Net Income to Adjusted Net Income available to common stockholders and Adjusted Earnings per Share

	Three-month period ended March 31,
(Expressed in thousands of U.S. dollars, except share and per share data)	2015	2016

Net Income	$26,284	$34,996
Earnings allocated to Preferred Stock	(3,010)	(5,207)
Net Income available to common stockholders	23,274	29,789
Accrued charter revenue	627	(452)
Unrealized loss from swap option agreement held by a jointly owned company with York included in equity loss on investments	380	-
General and administrative expenses – non-cash component	2,634	1,344
Amortization of prepaid lease rentals	1,228	1,238
Realized Loss / (Gain) on Euro/USD forward contracts (1)	1,030	(239)
Loss / (Gain) on derivative instruments (1)	(544)	2,627

Adjusted Net income available to common stockholders	$28,629	$34,307
Adjusted Earnings per Share	$0.38	$0.45
Weighted average number of shares	74,801,662	75,400,044

Adjusted Net Income available to common stockholders and Adjusted Earnings per Share represent net income after earnings allocated to preferred stock, but before non-cash "Accrued charter revenue" recorded under charters with escalating charter rates, realized loss / (gain) on Euro/USD forward contracts, unrealized loss from a swap option agreement held by a jointly owned company with York, which is included in equity loss on investments, General and administrative expenses – non-cash component, amortization of prepaid lease rentals and non-cash changes in fair value of derivatives.   "Accrued charter revenue" is attributed to the timing difference between the revenue recognition and the cash collection. However, Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are not recognized measurements under U.S. GAAP. We believe that the presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share generally eliminates the effects of the accounting effects of capital expenditures and acquisitions, certain hedging instruments and other accounting treatments, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating Adjusted Net Income available to common stockholders and Adjusted Earnings per Share, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

(1) Items to consider for comparability include gains and charges. Gains positively impacting net income are reflected as deductions to adjusted net income. Charges negatively impacting net income are reflected as increases to adjusted net income.

Reconciliation of Net Income to EBITDA and Adjusted EBITDA

	Three-month period ended March 31,
(Expressed in thousands of U.S. dollars)	2015	2016

Net Income	$26,284	$34,996
Interest and finance costs	27,943	18,906
Interest income	(438)	(361)
Depreciation	25,066	25,281
Amortization of prepaid lease rentals	1,228	1,238
Amortization of dry-docking and special survey costs	1,825	1,934
EBITDA	81,908	81,994
Accrued charter revenue	627	(452)
Unrealized loss from swap option agreement held by a jointly owned company with York included in equity loss on investments	380	-
General and administrative expenses – non-cash component	2,634	1,344
Realized Loss / (Gain) on Euro/USD forward contracts (1)	1,030	(239)
Loss / (Gain) on derivative instruments (1)	(544)	2,627
Adjusted EBITDA	$86,035	$85,274

EBITDA represents net income before interest and finance costs, interest income, amortization of prepaid lease rentals, depreciation and amortization of deferred dry-docking and special survey costs. Adjusted EBITDA represents net income before interest and finance costs, interest income, amortization of prepaid lease rentals, depreciation, amortization of deferred dry-docking and special survey costs, non-cash "Accrued charter revenue" recorded under charters with escalating charter rates, realized loss / (gain) on Euro/USD forward contracts, unrealized loss from swap option agreement held by a jointly owned company with York, which is included in equity loss on investments, General and administrative expenses – non-cash component and non-cash changes in fair value of derivatives. "Accrued charter revenue" is attributed to the time difference between the revenue recognition and the cash collection. However, EBITDA and Adjusted EBITDA are not recognized measurements under U.S. GAAP. We believe that the presentation of EBITDA and Adjusted EBITDA are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that EBITDA and Adjusted EBITDA are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that EBITDA and Adjusted EBITDA are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of EBITDA and Adjusted EBITDA generally eliminates the effects of financings, income taxes and the accounting effects of capital expenditures and acquisitions, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating EBITDA and Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of EBITDA and Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

(1) Items to consider for comparability include gains and charges. Gains positively impacting net income are reflected as deductions to adjusted EBITDA. Charges negatively impacting net income are reflected as increases to adjusted EBITDA.